Room 4561
				May 19, 2005



David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
666 Fifth Avenue Suite 300
New York, NY 10103

RE:	Tree Top Industries, Inc.
	Form 10-KSB for fiscal year ended December 31, 2004
	Form 10-QSB for the quarterly period ended March 31, 2005
		File No. 000-10201


Dear Mr. Reichman:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited the scope of our review to the matters addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 15

1. We note that your principal offices are in New York, New York. In view of this, explain to us your basis for engaging an audit firm located in Bountiful, Utah. Separately, tell us whether or not your audit firm is licensed to practice in the state of New York.

2. We were unable to locate an auditor`s report pertaining to your statements of operations, stockholders` equity and cash flows for the year ended December 31, 2003. Supplementally, explain to us how you have complied with Item 310 of Regulation S-B given that these statements are included in your Form 10-KSB.

Item 7. Financial Statements
Consolidated Statements of Operations, page 17

3. Supplementally, explain to us how you have recognized the fair value of the services provided by your officers and directors during the periods presented in your Form 10-KSB and the subsequent interim period. Refer to SAB 5.T for guidance.
Item 8A. Controls and Procedures, page 33

4. It appears to us that you are attempting to voluntarily comply with the disclosure requirements of Item 308(a) of Regulation S-B by providing management`s assessment of the effectiveness of internal control over financial reporting. However, your disclosures do not appear to comply with Item 308(a) and you have not included the auditor attestation report as required by Item 308(b). Supplementally, address these inconsistencies.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Item 3. Controls and Procedures, page 21

5. Supplementally, explain why your disclosures do not appear to conform to the requirements of Items 307 and 308(c) of Regulation
S-
B. In this regard, we note that you continue to evaluate effectiveness as of a date within 90 days of filing and your disclosures regarding changes in internal controls do not materially conform to Item 308(c).





       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Mark Kronforst at (202) 551-3451, Marc Thomas at
(202) 551-3452 or me at (202) 551-3730 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Tree Top Industries, Inc.
May 19, 2005
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